82-34645

SHEARMAN & STERLING LLP

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www.shearman.com

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WRITER'S DIRECT NUMBER:

(212) 848-4596

WRITER'S EMAIL ADDRESS:
karcher@shearman.com

January 5, 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

**Re: Telefónica Móviles Perú Holding S.A.A. File No. 82-~~5134~~
Information required pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Ladies and Gentlemen:

On behalf of Telefónica Móviles Perú Holding S.A.A. (the "**Company**"), we are furnishing this letter and the enclosed information pursuant to paragraph (b) of Rule 12g3-2 (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**").

On September 29, 2004, in compliance with the Peruvian Capital Markets Law and CONASEV Regulation No. 107-2002-EF/94.10 relating to Key Events, Private Information and Other Communications, the Company filed with CONASEV (*Comisión Nacional Supervisora de Valores)* a letter regarding the ratification by the Board of Directors of the Company of Deloitte & Touche as the external auditors for the fiscal year 2004.

On October 21, 2004, in compliance with the Peruvian Capital Markets Law and CONASEV Regulation No. 107-2002-EF/94.10 relating to Key Events, Private Information and Other Communications, the Company filed with CONASEV a letter regarding the approval by the Board of Directors of the Company's 3Q04 financial results and enclosing the 3Q04 financial statements.

On October 28, 2004, in compliance with the Peruvian Capital Markets Law and CONASEV Regulation No. 107-2002-EF/94.10 relating to Key Events, Private Information and Other Communications, the Company filed with CONASEV a letter announcing that Telefónica

Móviles S.A., its majority shareholder, closed the acquisition of Bellsouth Perú and attaching the related press release.

The information contained in or accompanying this letter is being furnished pursuant to paragraph (b)(1) of the Rule, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information will constitute an admission for any purpose that the Company is subject to the registration or continuing reporting obligations of the Exchange Act.

If you have any questions or require any further information, please do not hesitate to call Antonia E. Stolper at (212) 848-5009 or myself at (212) 848-4596.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

Kendra L. Archer

Kendra L. Archer



Telefónica Móviles Perú Holding S.A.A.

San Isidro, 29 de setiembre de 2004

TM-925-A- - 04

Señores
REGISTRO PÚBLICO DEL MERCADO DE VALORES
CONASEV
Presente.-

Ref.-Hechos de Importancia

De nuestra consideración:

En cumplimiento de lo establecido en la Ley del Mercado de Valores y en el Reglamento de Hechos de Importancia, Información Reservada y Otras Comunicaciones aprobado mediante Resolución CONASEV N° 107-2002-EF/94.10, hacemos de su conocimiento que en ejercicio de la delegación realizada por la Junta General de Accionistas realizada el 26 de marzo de 2004, el Directorio ha decidido en la sesión realizada el 29 de setiembre de 2004 ratificar a la firma auditora externa Deloitte & Touche para el ejercicio económico 2004.

Sin otro particular, quedamos de ustedes.

Atentamente,

ELIZABETH GALDO MARIN
Representante Bursátil
Telefónica Móviles Perú Holding S.A.A.



Telefónica Móviles Perú Holding S.A.A.

San Isidro, 21 de octubre de 2004

Señores
REGISTRO PÚBLICO DEL MERCADO DE VALORES
CONASEV
Presente.-

Ref.-Hechos de Importancia

De nuestra consideración:

En cumplimiento de lo establecido en la Ley del Mercado de Valores y en el Reglamento de Hechos de Importancia, Información Reservada y Otras Comunicaciones aprobado mediante Resolución CONASEV N° 107-2002-EF/94.10, hacemos de su conocimiento que en la fecha el Directorio de la Sociedad aprobó los estados financieros de la sociedad individuales y consolidados correspondientes al tercer trimestre de 2004 y dispuso su presentación a la Comisión Nacional Supervisora de Empresas y Valores y a la Bolsa de Valores de Lima y demás instituciones del mercado de valores que correspondan.

Sin otro particular, quedamos de ustedes.

Atentamente,

ELIZABETH GALDO MARIN
Representante Bursátil
Telefónica Móviles Perú Holding S.A.A.

Adj: Estados financieros consolidados



Resultados Trimestrales

Telefónica Móviles Perú Holding S.A.A. y subsidiaria

Julio – Setiembre 2004

Hechos de Importancia

A continuación se presenta un resumen de los hechos de importancia presentados desde julio de 2004:

1) El 26 de julio de 2004 el Directorio de la Sociedad aprobó los estados financieros de la sociedad individuales y consolidados correspondientes al segundo trimestre de 2004 y dispuso su presentación a la Comisión Nacional Supervisora de Empresas y Valores, a la Bolsa de Valores de Lima y demás instituciones del mercado de valores que correspondan.

2) En la sesión de Directorio realizada el 29 de setiembre de 2004 se decidió ratificar a la firma auditora externa Deloitte & Touche para el ejercicio económico 2004.

TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A. y SUBSIDIARIA

Discusión y análisis de los resultados del tercer trimestre y 9 meses finalizados el 30 de setiembre de 2004

Se recomienda la lectura de este informe con los correspondientes Estados Financieros y sus Notas presentados simultáneamente, los mismos que forman parte integrante de este documento y contienen información complementaria.

Entorno Económico

En el 3T04, el Producto Bruto Interno (PBI) crecería alrededor de 4,2%. Este crecimiento estaría impulsado, principalmente por las exportaciones (6,0%), mientras que la demanda interna crecería alrededor de 4,4%. Las exportaciones han sido favorecidas por el crecimiento de la economía mundial, que se ha traducido en mayores cotizaciones de los commodities, y por los acuerdos comerciales, en especial el ATPDEA. Por otro lado, se observa una desaceleración de la inflación que probablemente se ubique a fin de año ligeramente por encima del rango superior de la meta inflacionaria (3,5%). Dicha desaceleración guarda una estrecha relación, fundamentalmente, con la evolución del tipo de cambio, que a fines del trimestre cotizó en S/.3,342 por dólar. Finalmente, se observan mejoras en las cuentas fiscales y riesgo país.



Variaciones % interanuales
7.5
6.0
4.5
3.0
1.5
0.0
-1.5
-3.0
-4.5
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
-2.0
PBI
Demanda Interna
Exportaciones (eje derecho)
1T01
2T01
3T01
4T01
1T02
2T02
3T02
4T02
1T03
2T03
3T03
4T03
1T04
2T04
3T04(p)

El favorable desempeño de la actividad económica durante el 3T04 estaría sustentado en el dinamismo de las exportaciones, aunque también de la demanda interna. El crecimiento de las exportaciones tradicionales se explica, principalmente, por las mayores cotizaciones de los metales y por los mayores volúmenes exportados de oro, cobre y harina de pescado, mientras que, entre los productos no tradicionales, destacarían los textiles y agropecuarios. Sectorialmente, los rubros no primarios son los que habrían registrado una mayor expansión, en particular la manufactura no primaria, construcción y servicios.

La tasa de inflación en el 3T04 fue de 0,2%, registrando una clara desaceleración respecto a los trimestres previos. No obstante, a pesar de esta desaceleración, existen riesgos inflacionarios vinculados al alza del petróleo en el mercado internacional y de las tarifas eléctricas en el plano local. Con el resultado de septiembre, la inflación acumulada en los últimos 12 meses se ubicó en 4,03.% (por encima del límite superior del rango objetivo del BCR) y en el acumulado enero-septiembre en 3,22%. Los rubros que más destacaron en el 3T04 fueron alimentos y bebidas (caída de –0,1%) y vivienda, combustibles y electricidad (aumento de 2,05%).

Las cuentas fiscales del 3T04 continuarían resgistrando una mejora importante, en línea con la dinámica recaudatoria que ha venido mostrándose desde mediados del 2002. Efectivamente, los ingresos corrientes crecerían en 12,8% durante el 3T04, en función, principalmente, a la mejora en la recaudación del Impuesto General a las Ventas, Impuesto a la Renta e Impuesto a las Importaciones. Con ello, se estaría logrando cumplir

la meta de déficit fiscal, en función además de una reducción en la inversión pública y un gasto menor al presupuestado en las regiones.

En cuanto a los mercados, en septiembre el precio del dólar llegó a cotizarse en S/.3,358 en promedio en el mercado interbancario. La cotización de la divisa norteamericana viene descendiendo por cuarto mes consecutivo, acumulando en lo que va del año una caída de 3,3%, principalmente por la mejora en las cuentas externas del país y la reducción en la percepción del riesgo país. Por su parte, el EMBI Perú descendió a 319 pbs, por debajo de los 439 pbs mostrados al cierre del trimestre anterior, fundamentalmente por la mejora en la clasificación de riesgo de Brasil y los resultados de las cuentas fiscales.

Resultados del Ejercicio

El mercado de telefonía móvil en el Perú alcanzó al cierre del 3T04 un estimado de 3,7 millones de usuarios, en el que Telefónica Móviles tiene una participación estimada de 53,0%. Así, la penetración de telefonía móvil al cierre de setiembre del 2004 se estima en 13,4%, es decir 3,7 pp. mayor que en setiembre del 2003.

Durante el 3T04, Telefónica Móviles continuó con una activa estrategia comercial, que le permitió alcanzar 2 millones de clientes (43,8% más que en setiembre del 2003), liderando el crecimiento del mercado durante los 9M04. A setiembre del 2004, los clientes prepago representaron el 82,8% del total, mostrando un incremento de 51,9% respecto a setiembre del 2003. Por su parte, los clientes post-pago (17,2% de la estructura de clientes) aumentaron su número en 14,5% en el mismo periodo.

En el 3T04, los ingresos por operaciones alcanzaron S/. 249 millones, lo que representa una reducción de 1,9% respecto del mismo período del año anterior, explicada principalmente por la disminución de los ingresos por interconexión (-15%), producto de la reducción del tráfico desde redes fijas y la reducción de la tarifa Fijo-Móvil Residencial en 5,7% implantada por el Organismo Regulador desde finales de julio 2004. Este efecto fue en parte contrarrestado por los mayores ingresos por servicio medido y la venta de equipos debido, al crecimiento de la base de clientes.

En términos acumulados, los ingresos de operación ascendieron a S/. 753 millones durante los 9M04, registrando un incremento de 0,5% con respecto a los S/. 749 millones de los 9M03. Los principales incrementos se registraron en los ingresos por tráfico saliente prepago y por venta de equipos. Los ingresos por datos observaron el crecimiento más alto, siendo éstos 61% mayores a los registrados a setiembre del 2003. Estos efectos fueron contrarrestados en parte por la reducción de los ingresos por interconexión (-12%), debido principalmente a la reducción de tráfico desde la red fija y las menores tarifas de interconexión.

Por otro lado, los gastos operativos ascendieron a S/. 244 millones en el 3T04 (8,5% de aumento respecto del 3T03), debido a los mayores gastos de gestión (incremento de S/. 24 millones), principalmente en el rubro de costo de equipos y accesorios que aumentó en 45% en el 3T04.

En términos acumulados, los gastos operativos registraron un incremento de 11,3%, de S/. 659 millones en los 9M03 a S/. 734 millones en los 9M04, explicado por el aumento en los gastos de gestión (incremento de S/. 84 millones). Al igual que en el trimestre, el incremento del gasto operativo es consecuencia de la mayor actividad comercial, que se refleja en el aumento de 70% en el costo de equipos y accesorios en los 9M04.

Así, durante el 3T04 el EBITDA (utilidad antes de intereses, impuestos, depreciación y amortización) alcanzó S/. 67 millones, 28,6% menor al mismo trimestre del año anterior, debido básicamente al incremento en los gastos operativos. De este modo, el margen EBITDA se situó en 26,9% frente al 37,0% del 3T03. Por otro lado, el resultado operativo del 3T04 fue de S/. 5 millones, mientras que en el 3T03 se registró S/. 29 millones, por lo que el margen operativo se redujo de 11,5% en el 3T03 a 2,1% en el 3T04.

Al cierre de los 9M04, el EBITDA alcanzó los S/. 205 millones, menor en 26,9% con respecto a los 9M03. El margen EBITDA fue de 27,2% frente al 37,4% registrado durante los 9M03. Por su parte, el resultado operativo se redujo en 78,7% de S/. 89 millones en los 9M03 a S/. 19 millones en el mismo periodo del 2004.

Asimismo, el resultado no operativo en el 3T04 se redujo al pasar de una utilidad S/. 1,2 millones en el 3T03 a una pérdida de S/. 2,7 millones, debido principalmente al efecto negativo de la Corrección Monetaria (REI), que pasó de una utilidad de S/. 2,8 millones en el 3T03 a una pérdida de S/.1,5 millones en el 3T04.

En términos acumulados, el resultado no operativo registró una ganancia de S/. 6,0 millones en los 9M04, frente a la pérdida de S/. 13,2 millones registrada en los 9M03. Esto se explica básicamente por el efecto positivo del REI (pasó de una pérdida de S/. 5,7 millones en los 9M03, a una ganancia de S/.10,1 millones en los 9M04).

Finalmente, la utilidad neta del 3T04 fue de S/. 0,9 millones, menor en S/. 15,6 millones que la del 3T03. En términos acumulados, el resultado neto registró una pérdida de S/. 2,2 millones en comparación con la utilidad registrada durante los 9M03 (S/.45,1 millones), debido principalmente a los menores resultados operativos.

Balance General

La liquidez operativa (medida por el ratio de activo corriente sobre pasivo corriente) aumentó de 0,68 en el 2T04 a 0,73 veces en el 3T04 debido a la reducción de las cuentas por pagar comerciales. Por otro lado, el activo fijo neto se redujo en 2,2% en el 3T04 respecto del 2T04, pues si bien se registraron S/. 33,4 millones de adiciones de activo fijo, se reconocieron S/. 59 millones de depreciación.

Considerando que el patrimonio neto es de S/. 995 millones al cierre del 3T04, el ratio de endeudamiento patrimonial (deuda / (deuda + patrimonio)) se ubicó en 3,2% ligeramente inferior al del trimestre anterior (3,4%).

Asimismo, el ratio EBITDA sobre gastos financieros netos mejoró notablemente al pasar de 35,9 veces en 9M03 a 49,7 veces en los 9M04, debido a la disminución de los gastos financieros netos en 47,1%, a la menor deuda y la reducción del costo financiero. No obstante, en términos trimestrales, el ratio EBITDA sobre gastos financieros netos del 3T04 ascendió a 56,6 veces comparado con 59,4 veces del 3T03, debido a la disminución del EBITDA en 28,6%.

1/ La deuda incluye la porción corriente de la deuda a largo plazo.

TABLA 1
TELEFÓNICA MOVILES PERU HOLDING S.A.A. Y SUBSIDIARIA
ESTADO DE RESULTADOS CONSOLIDADOS AJUSTADOS A SOLES (000) AL 30 DE SETIEMBRE DE 2004
(Preparado de acuerdo a los Principios Contables Generalmente Aceptados en el Perú)

	3T03	%	3T04	%	Var. Abs. 3T04-3T03	Var. % 3T04-3T03 %	9M03	%	9M04	%	Var. Abs. 9M04-9M03	Var. % 9M04-9M03 %
Ingresos Operativos	253 806	**100,0**	249 015	**100,0**	-4 791	**-1,9**	748 868	**100,0**	752 753	**100,0**	3 885	**0,5**
Gastos Operativos	224 645	**88,5**	243 744	**97,9**	19 099	**8,5**	659 494	**88,1**	733 742	**97,5**	74 248	**11,3**
Gastos de Interconexión	21 657	**8,5**	24 049	**9,7**	2 392	**11,0**	64 892	**8,7**	69 808	**9,3**	4 916	**7,6**
Gastos de Personal	14 310	**5,6**	13 672	**5,5**	-638	**-4,5**	44 083	**5,9**	41 824	**5,6**	-2 259	**-5,1**
Gastos de Gestión	93 847	**37,0**	117 676	**47,3**	23 829	**25,4**	267 432	**35,7**	351 841	**46,7**	84 409	**31,6**
Comisión de Gerenciamiento	19 165	**7,6**	15 207	**6,1**	-3 958	**-20,7**	57 322	**7,7**	47 154	**6,3**	-10 168	**-17,7**
Tributos y Cánones	8 490	**3,3**	10 770	**4,3**	2 280	**26,9**	27 732	**3,7**	32 770	**4,4**	5 038	**18,2**
Provisiones	3 027	**1,2**	542	**0,2**	-2 485	**-82,1**	9 970	**1,3**	4 569	**0,6**	-5 401	**-54,2**
Depreciación y Amortización	64 799	**25,5**	61 828	**24,8**	-2 971	**-4,6**	190 761	**25,5**	185 776	**24,7**	-4 985	**-2,6**
Trabajo para el Inmovilizado	-650	**-0,3**	0	**-**	650	**-100,0**	-2 698	**-0,4**	0	**-**	2 698	**-100,0**
Resultado Operativo	29 161	**11,5**	5 271	**2,1**	-23 890	**-81,9**	89 374	**11,9**	19 011	**2,5**	-70 363	**-78,7**
EBITDA	93 960	**37,0**	67 099	**26,9**	-26 861	**-28,6**	280 135	**37,4**	204 787	**27,2**	-75 348	**-26,9**
Otros Ingresos (Gastos)												
Ingresos Financieros	1 969	**0,8**	173	**0,1**	-1 796	**-91,2**	3 145	**0,4**	649	**0,1**	-2 496	**-79,4**
Gastos Financieros	-3 550	**-1,4**	-1 358	**-0,5**	2 192	**-61,7**	-10 945	**-1,5**	-4 773	**-0,6**	6 172	**-56,4**
Otros Ingresos - Gastos Neto	0	**-**	17	**0,0**	17	**0,0**	-152	**-0,0**	72	**0,0**	224	**-147,4**
Corección Monetaria - REI	2 792	**1,1**	-1 509	**-0,6**	-4 301	**-154,0**	-5 683	**-0,8**	10 076	**1,3**	15 759	**-277,3**
Resultado No Operativo	1 211	**0,5**	-2 677	**-1,1**	-3 888	**-321,1**	-13 635	**-1,8**	6 024	**0,8**	19 659	**-144,2**
Resultado antes de Impuestos y Paticipac.	30 372	**12,0**	2 594	**1,0**	-27 778	**-91,5**	75 739	**10,1**	25 035	**3,3**	-50 704	**-66,9**
Participación de los Trabajadores	-4 040	**-1,6**	-455	**-0,2**	3 585	**-88,7**	-9 021	**-1,2**	-7 549	**-1,0**	1 472	**-16,3**
Impuestos	-9 813	**-3,9**	-1 235	**-0,5**	8 578	**-87,4**	-21 589	**-2,9**	-19 702	**-2,6**	1 887	**-8,7**
Resultado Neto	16 519	**6,5**	904	**0,4**	-15 615	**-94,5**	45 129	**6,0**	-2 216	**-0,3**	-47 345	**-104,9**

TABLA 2
TELEFÓNICA MOVILES PERU HOLDING S.A.A. Y SUBSIDIARIA
BALANCE GENERAL CONSOLIDADO AJUSTADO A SOLES (000) AL 30 DE SETIEMBRE DE 2004 (1)
(Fin de Período)

ACTIVO

ACTIVO CORRIENTE	3T04	2T04	1T04	4T03	3T03
Caja y bancos	33 156	44 816	8 640	138	86
Cuentas por cobrar comerciales, netas	89 025	89 148	105 342	106 650	82 944
Cuentas por cobrar a empresas relacionadas	16	9	35 704	175 773	210 652
Otras cuentas por cobrar	22 991	11 385	3 316	32 920	3 539
Materiales y suministros	62 495	66 766	37 185	49 691	48 955
Gastos pagados por anticipado	6 929	7 356	5 652	2 087	11 345
Total activo corriente	214 612	219 480	195 839	367 259	357 521
Inmuebles, planta y equipo	2 368 341	2 334 906	2 318 065	2 306 949	2 213 882
Depreciación acumulada	(1 251 566)	(1 192 568)	(1 137 048)	(1 071 501)	(1 008 939)
	1 116 775	1 142 338	1 181 017	1 235 448	1 204 943
Intangibles, neto	31 132	34 077	37 326	34 517	22 623
TOTAL ACTIVO	1 362 519	1 395 895	1 414 182	1 637 224	1 585 087

PASIVO Y PATRIMONIO NETO

PASIVO CORRIENTE	3T04	2T04	1T04	4T03	3T03
Cuentas por pagar comerciales	129 799	179 502	168 934	222 990	168 983
Cuentas por pagar a empresas relacionadas	126 784	116 804	45 621	46 907	54 540
Otras cuentas por pagar	33 591	25 767	44 405	50 384	45 525
Porción corriente de las deudas a largo plazo	2 700	2 864	83 245	237 951	1 499
Total pasivos corriente	292 874	324 937	342 205	558 232	270 547
DEUDAS A LARGO PLAZO	30 488	32 657	33 816	35 454	275 779
OTRAS CUENTAS POR PAGAR A LARGO PLAZO	3 820	3 824	41 783	42 972	56 641
Impuesto a la renta y participación de los trabajadores diferido	40 363	40 403	3 282	3 376	-
PATRIMONIO NETO					
Capital social	379 687	379 687	379 687	379 687	379 687
Capital adicional	464 776	464 776	464 776	464 776	464 776
Reserva legal	15 272	15 272	15 272	15 272	9 252
Resultados acumulados	135 239	134 339	133 361	137 455	128 405
TOTAL PATRIMONIO NETO	994 974	994 074	993 096	997 190	982 120
TOTAL PASIVO Y PATRIMONIO NETO	1 362 519	1 395 895	1 414 182	1 637 224	1 585 087



Telefónica Móviles Perú Holding S.A.A.

San Isidro, 28 de octubre de 2004

TM-925-A-0 -04

Señores
REGISTRO PÚBLICO DEL MERCADO DE VALORES
CONASEV
Presente.-

Ref.-Hechos de Importancia

De nuestra consideración:

En cumplimiento de lo establecido en la Ley del Mercado de Valores y en el Reglamento de Hechos de Importancia, Información Reservada y Otras Comunicaciones aprobado mediante Resolución CONASEV N° 107-2002-EF/94.10, hacemos de su conocimiento que el día de hoy Telefónica Móviles S.A., accionista mayoritaria de nuestra representada, ha cerrado la adquisición de la operadora de telefonía móvil de Bellsouth en Perú.

Adjunto a la presente se servirá encontrar la nota de prensa respectiva.

Sin otro particular, quedamos de ustedes.

Atentamente,

ELIZABETH GALDO MARIN
Representante Bursátil
Telefónica Móviles Perú Holding S.A.A.

28/10/2004

TELEFÓNICA MÓVILES CIERRA LA ADQUISICIÓN DE LAS OPERADORAS DE TELEFONÍA MÓVIL DE BELLSOUTH EN VENEZUELA, COLOMBIA, PERÚ, URUGUAY Y NICARAGUA

- **Estas adquisiciones, que tienen un valor de empresa de 2.665 millones de dólares, suponen el cierre de la segunda fase de compras en el acuerdo alcanzado por el Grupo Telefónica y BellSouth, por el que Telefónica Móviles adquirirá los activos de telefonía móvil de BellSouth en diez países de Latinoamérica por un valor de empresa máximo de 5.850 millones de dólares.**

- **Telefónica Móviles ha cerrado la adquisición de ocho de las diez operadoras, al sumar las adquiridas hoy a las operadoras en Ecuador, Guatemala y Panamá adquiridas el pasado día 14. El valor de empresa de las ocho operadoras adquiridas es de 4.330 millones de dólares.**

- **Telefónica Móviles prevé que la adquisición del resto de operadoras (en Argentina y Chile) se produzca antes del final del año 2004.**

Madrid, 28 de octubre de 2004.- Telefónica Móviles, empresa que gestiona los activos de telefonía móvil del Grupo Telefónica, ha cerrado la adquisición de las operadoras de telefonía móvil de BellSouth en Venezuela, Colombia, Perú, Nicaragua y Uruguay.

Estas adquisiciones suponen el cierre de la segunda fase de compras dentro del acuerdo alcanzado por el Grupo Telefónica y BellSouth el pasado 8 de marzo, por el que Telefónica Móviles adquirirá todos los activos de telefonía móvil de BellSouth en Latinoamérica, que sumaban unos 12,5 millones de clientes en diez países a cierre del primer semestre de 2004.

Junto a las adquisiciones de las operadoras de BellSouth en Ecuador, Guatemala y Panamá, realizadas el pasado día 14, Telefónica Móviles ha cerrado la compra de ocho de las diez operadoras.

Las previsiones de la compañía apuntan a que la adquisición del resto de operadoras (en Argentina y Chile) se produzca antes del final del año 2004, a la espera de la conclusión de los trámites oficiales para recibir las pertinentes autorizaciones por parte de las autoridades regulatorias de dichos países.

"Con la adquisición de estas cinco compañías, damos un nuevo paso hacia el objetivo de cerrar la compra de las diez operadoras en el año 2004, confiando en la resolución de los trámites hacia la obtención de los permisos regulatorios en Argentina y Chile que faciliten nuestras nuevas inversiones previstas en dichos países", según Antonio Viana-Baptista, Presidente Ejecutivo de Telefónica Móviles. "Las operadoras que hemos adquirido presentan unos indicadores de gestión y unos resultados positivos. Ahora, dentro del Grupo Telefónica Móviles, su objetivo es capturar buena parte del alto potencial de desarrollo que tienen los mercados de telefonía móvil de sus respectivos países".

Las operadoras adquiridas

Telefónica Móviles ha adquirido las cinco operadoras por un valor de empresa de 2.665 millones de dólares, una vez ha recibido las autorizaciones pertinentes de las autoridades de dichos países. Telefónica Móviles ha adquirido el 100% de las compañías en

Colombia, Nicaragua, Uruguay y Venezuela, mientras que ha adquirido el 97,43% de la compañía en Perú, quedando el 2,57% restante cotizando en Bolsa.

Venezuela

Telefónica Móviles se convierte en el líder del mercado venezolano, con 3,9 millones de clientes a cierre los tres primeros trimestres de 2004 en un mercado de unos 25 millones de habitantes y una penetración estimada del 29%.

Telefónica Móviles ha adquirido el 78,2% de la compañía a BellSouth. Y adquirirá el 21,8% restante del capital una vez BellSouth finalice el proceso de compra de dicho paquete accionarial, que se resolverá a corto plazo. El valor de empresa del 100% de la compañía venezolana es de 1.195 millones de dólares.

Colombia

Telefónica Móviles adquiere el segundo operador colombiano, con 2,64 millones de clientes a cierre de los tres primeros trimestres de 2004, en un mercado de unos 44,5 millones de habitantes y una penetración estimada del 14%.

Telefónica Móviles ha adquirido el 77,6% de la compañía a BellSouth, mientras que la compañía Grupo Bavaria se ha adherido a este acuerdo para vender a Telefónica Móviles el 22,4% restante. El valor de empresa del total de la compañía colombiana es de 1.050 millones de dólares.

Perú

Al sumar las operación existente de Telefónica Móviles Perú y BellSouth Perú, Telefónica Móviles pasará a contar con 2,7 millones clientes en el Perú a cierre de los tres primeros trimestres de 2004, en un mercado de unos 27,3 millones de habitantes y una penetración estimada del 18%.

Telefónica Móviles ha adquirido el 97,43% de la compañía a BellSouth. El restante 2,57% seguirá cotizando en Bolsa. El valor de empresa del total de la compañía es de 210 millones de dólares.

Nicaragua

Telefónica Móviles pasa a ser el líder del mercado nicaragüense, al adquirir una operadora que suma 254.000 clientes a cierre de los tres primeros trimestres de 2004, en un mercado de unos 5,5 millones de habitantes y una penetración estimada del 7,8%.

Telefónica Móviles ha adquirido el 100% de la compañía a BellSouth. El valor de empresa del total de la compañía nicaraguense es de 150 millones de dólares.

Uruguay

Telefónica Móviles pasa a ser el segundo operador del mercado uruguayo, contando con 172.000 clientes a cierre de los tres primeros trimestres de 2004, en un mercado de unos 3,2 millones de habitantes y una penetración estimada del 14%.

Telefónica Móviles ha adquirido el 68% de la compañía a BellSouth. Por su parte, Motorola se ha adherido a este acuerdo para vender a Telefónica Móviles su participación del 32% de la compañía. El valor de empresa del total de la compañía uruguaya es de 60 millones de dólares.

La adquisición de las participaciones del resto de socios de las compañías adquiridas (Grupo Bavaria en Colombia y Motorola en Uruguay) se realiza aplicando la misma valoración que la efectuada en la adquisición de las participaciones de BellSouth. El cierre de estas adquisiciones se producirá en corto plazo.

Las cinco operadoras adquiridas sumaron unos ingresos de 1.489 millones de dólares y un EBITDA de 539 millones de dólares en el ejercicio de 2003.

En los tres primeros trimestres de 2004 (período finalizado en agosto), estas cinco compañías sumaron unos ingresos de 1.365 millones de dólares y un EBITDA de 485 millones de dólares.

El conjunto de las diez operaciones de telefonía móvil de BellSouth en Latinoamérica sumaron en el año 2003 unos ingresos conjuntos de 2.501 millones de dólares y un EBITDA de 867 millones de dólares.

Las operadoras en Venezuela, Colombia, Perú, Nicaragua y Uruguay pasan a estar bajo la gestión del Grupo Telefónica Móviles desde el día de hoy. Dichas operadoras mantendrán sus marcas y sistemas comerciales en un período transitorio, que concluirá con el final de los trabajos de integración de las plataformas comerciales de dichas compañías con las del Grupo Telefónica Móviles.

El acuerdo global con BellSouth

El acuerdo global alcanzado por el Grupo Telefónica para la adquisición por parte de Telefónica Móviles de las diez operadoras de telefonía móvil de BellSouth en Latinoamérica conlleva la valoración del 100% de las diez compañías (firm value) en 5.850 millones de dólares y la financiación de las adquisiciones con cargo a la capacidad de generación de caja de Telefónica Móviles y deuda.

Con esta operación, Telefónica Móviles es la segunda mayor multinacional de telefonía móvil del mundo, con más de 68 millones de clientes gestionados (datos de cierre de primer semestre de 2004) y la primera compañía del sector en Latinoamérica, con más de 47,5 millones de clientes gestionados. Además, Telefónica Móviles se convierte en la única compañía de telefonía móvil que opera en todos los mercados clave de la región, que suman más de 421 millones de habitantes. Con ello, fortalece su posición de cara a capturar el significativo potencial de crecimiento que presenta Latinoamérica.

Telefónica Móviles

Telefónica Móviles es la empresa que gestiona los activos de telefonía móvil del Grupo Telefónica en todo el mundo. Es una de las primeras operadoras de telefonía móvil del mundo y la empresa líder del sector en los mercados de habla hispana y portuguesa. Tiene operaciones en tres continentes y más de 68 millones de clientes gestionados (a cierre del primer semestre de 2004), incluyendo los de las operaciones de BellSouth en Latinoamérica, cuya adquisición fue acordada en marzo de este año. Durante 2003, Telefónica Móviles tuvo ingresos de 10.070 millones de euros (+10,2%), un EBITDA de 4.463 millones de euros (+19,5%) y un beneficio neto de 1.608 millones de euros. Telefónica Móviles es miembro fundador de FreeMove, la alianza de operadoras móviles europeas.

Las acciones de Telefónica Móviles cotizan en las bolsas españolas y el New York Stock Exchange bajo el símbolo TEM. Para más información, vea nuestra página web: **www.telefonicamoviles.com**

El Grupo Telefónica

El Grupo Telefónica es uno de los líderes mundiales del sector de las telecomunicaciones. Es el operador de referencia en los mercados de habla hispana y portuguesa y el sexto operador del mundo por capitalización bursátil. Su actividad se centra fundamentalmente en los negocios de telefonía fija y telefonía móvil, con la banda ancha como herramienta clave para el desarrollo de ambos negocios. Su presencia es significativa en 16 países, si bien realiza operaciones en aproximadamente 40 naciones. Tiene una fuerte presencia en Latinoamérica, donde actúa en ocho países con una clara estrategia de crecimiento. La base de clientes del Grupo Telefónica en el mundo supera los 100 millones de clientes.

Telefónica es una empresa totalmente privada. Cuenta con casi 1,7 millones de accionistas directos. Su capital social está dividido en la actualidad en 4.955.891.361 acciones ordinarias que cotizan en el mercado continuo de las bolsas españolas (Madrid, Barcelona, Bilbao y Valencia) y en las bolsas de Londres, París, Frankfurt, Tokio, Nueva York, Lima, Buenos Aires, São Paulo y SEAQ Internacional de la Bolsa de Londres.
(NOTA: Los datos de BellSouth de cierre de 2003 corresponden al período finalizado en noviembre. Los datos de BellSouth de cierre de los tres primeros trimestres de 2004 corresponden al período finalizado en agosto).